Exhibit 99.3

NICE Situator Enables Portugal’s Largest  Bank, Millennium bcp with Situation Management
Capabilities, Consolidating the Security Operations of Approximately 900 Branches and Buildings

Bank begins production; now enabled with a holistic view of security situations, the bank can react to security events in a much more efficient, effective and economic way, leveraging all its legacy security systems investments.

Ra’anana, Israel, May 16, 2011 - NICE Systems Ltd. (NASDAQ: NICE), today announced that Portugal’s largest private bank, Millennium bcp, has launched production of the NICE Situator open situation management solution to increase the effectiveness and efficiency of its physical security monitoring and response. The NICE solution is enabling the bank to reduce operational costs and optimize the alignment of its corporate physical security policies, standards and procedures across hundreds of branches in Portugal. NICE partner Diebold Portugal is the system integrator for the project.

Vitor Monteiro, head of Physical Security at Millennium bcp said, “Deployment of the NICE Situator solution allows Millennium bcp to fully integrate and centralize the bank’s various physical security systems. Our new control room operation was built through the integration of NICE Situator in our IT systems architecture and implementing smarter situation management solutions. There are many benefits. This integration provides us with important operational cost savings. At the same time, the solution’s advanced workflows and rules enables us to reduce the number of false alarms, for greater efficiency and effectiveness. Thanks to Situator we are able to track and enforce compliance with the bank’s policies and regulations, provide reports to the management and support constant improvement. We have been consistently impressed with the excellent support we receive from the NICE team, and  how easy it makes implementing the bank’s procedures.”

The security situation management needs of banks are many. Among these are intrusion, invalid access control and tampering, robberies, alarm panel communications failure and ‘Early Disarm’ and ‘Late Arm’ Situations. With NICE Situator, Millennium bcp addresses these situations by receiving automatic alarms with information on what has occurred. The NICE solution does this by leveraging the existing Alarm Panels infrastructure and extracting additional intelligence from already available data. The solution also automatically connects a call between control room personnel and the appropriate individual at the relevant branch. It also automatically places calls to external agencies if needed, such as local city police. Furthermore, it presents step-by-step instructions to the bank’s security personnel on how to handle the situation.

Shlomi Cohen, President of NICE EMEA said, “We are pleased to enable this leading bank with security situation management capabilities tailored specifically for financial institutions and branches. By enabling automated situation management, response planning and analysis in real time the bank ensures the safety of its clients and personnel..Additionally, leveraging its expertise in complex software security system integration, our Partner Diebold Portugal was key for the success of this project at Millennium bcp.”

Mr.Cohen continued, “The complete portfolio of NICE solutions when leveraged together, can further help banks enhance fraud prevention by leveraging information about suspicious employee transactions identified by the NICE Actimize anti-fraud solutions with physical security information such as access control and video surveillance. Thus, a complete and accurate picture of internal fraud is provided allowing for early detection and effective investigation.”

For Millennium bcp, NICE Situator is deployed on Millennium bcp’s corporate network and  monitors approximately 900 branches and other buildings throughout Portugal. The NICE solution is integrated with a wide array of bank sensors and security systems, including video surveillance, access control, intrusion and fire alarm panels, fire detection systems, as well as VoIP, text messaging and email gateways. NICE Situator merges data from these sensors into a common operating picture, analyzing and correlating this information, then applying standard operating procedures and automated response plans.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About Millennium bcp Millennium bcp is Portugal’s largest listed bank, with a banking distribution network of approximately 900 branches in Portugal, as well as  retail operations in Poland, Greece, Romania, Mozambique and Angola. Millennium bcp offers a wide range of banking products and related services, including current accounts, payment instruments, savings and investment products, mortgage loans, consumer credit, commercial banking, leasing, factoring, insurance, private banking and asset management, and investment banking, among others, serving its customers on a segmented basis. More information can be found at http://www.millenniumbcp.pt/site/conteudos/en/.

Media contact: Erik T. Burns                                                      erik.burns@millenniumbcp                                                       +351 917 265 020

About Diebold
Diebold, Incorporated is a global leader in providing integrated self-service delivery and security systems and services. Diebold employs more than 16,000 associates with representation in nearly 90 countries worldwide and is headquartered in Canton, Ohio, USA. Diebold is publicly traded on the New York Stock Exchange under the symbol 'DBD.' For more information, visit the company's website at www.diebold.com.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Cohen, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.